SEC Form X-17A-5
December 31, 2019

20010209

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centerboard Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9430 Research Blvd #120
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Eichen (646) 442-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section FEB 10 2020 Washington DC 413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Securities and Exchange Commission Trading and Markets FEB 10 2020 RECEIVED

RMS MHA

OATH OR AFFIRMATION

I, Lee Eichen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centerboard Securities LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

DAVID BLANCO
NOTARY PUBLIC STATE OF TEXAS
MY COMM. EXP 1/28/2021
NOTARY ID 12928517-4

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accountant
December 31, 2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Centerboard Securities, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Centerboard Securities, LLC as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Centerboard Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Centerboard Securities, LLC 's management. My responsibility is to express an opinion on Centerboard Securities, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Centerboard Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Centerboard Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Centerboard Securities, LLC 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Centerboard Securities, LLC's auditor since 2012.
Tarzana, California
January 15, 2020

Centerboard Securities, LLC
Statement of Financial Condition
As of December 31, 2019

	Dec 31, '19
ASSETS	
Current Assets	
Checking/Savings	
Centerboard Securities-Checking	345,276.01
Total Checking/Savings	345,276.01
Total Current Assets	345,276.01
Other Assets	
Prepaid Expense	425.00
Deposit-FINRA	768.65
Total Other Assets	1,193.65
TOTAL ASSETS	346,469.66
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	11,574.60
Total Accounts Payable	11,574.60
Total Current Liabilities	11,574.60
Total Liabilities	11,574.60
Equity	
Class A Equity	
Member Draws-Eichen	-637,500.00
Member Draws-Maloney	-607,500.00
Member Equity-Eichen	55,000.00
Member Equity-Maloney	45,000.00
Retained Earnings	1,207,831.21
Total Class A Equity	62,831.21
Net Income	272,063.85
Total Equity	334,895.06
TOTAL LIABILITIES & EQUITY	346,469.66

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Statement of Income
For the year ended December 31, 2019

	Jan - Dec '19
Ordinary Income/Expense	
Investment Banking and M&A Advisory Fees	
Services Income	716,400.00
Total Income Expense	716,400.00
Registered Rep Fees	397,722.09
Office Expenses	
Rent	11,700.00
Telephone	3,600.00
Office Supplies	1,800.00
Cleaning	600.00
Total Office Expenses	17,700.00
Professional Fees	19,932.50
Franchise Taxes	1,884.36
Insurance Expense	425.00
Bank Service Charges	70.00
Regulatory Expense	6,602.20
Total Expense	444,336.15
Net Ordinary Income	272,063.85
Net Income	272,063.85

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2019

	Beginning Capital	Net Income	Total Members' Equity
Beginning balance January 1, 2019	$ 197,831	$ -	$ 197,831
Capital withdrawals	(135,000)	-	(135,000)
Capital contributions	-		-
Net income		272,064	272,064
Ending balance December 31, 2019	$ 62,831	$ 272,064	$ 334,895

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Statement of Cash Flows
For the year ended December 31, 2019

Net income	$ 272,064
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	81,899
Prepaid expenses	(425)
Other assets	200
Increase (decrease) in:	
Accounts payable	6,075
Total adjustments	87,748
Net cash provided by operating activities	359,812
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdrawals	(135,000)
Capital contributions	-
Net cash used in financing activities	(135,000)
Increase/(Decrease) in cash	224,812
Cash-beginning of period	120,464
Cash-end of period	$ 345,276

Supplemental disclosure of cash flow information

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

THE ACCOMPANYING NOTES ARE
AN INTEGRAL PART OF THESE FINANCIALS STATEMENTS

Centerboard Securities, LLC
Notes to Financial Statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Centerboard Securities, LLC, (the "Company"), was formed in March, 2010, in the State of Delaware as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was approved as a broker-dealer on October 25, 2011. The Company is authorized to engage in private placements of securities, mergers and acquisitions advisory, and acting in an advisory capacity for the structuring, organization and pricing of best efforts underwritings. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through January 15, 2020 the date the financials statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017 and 2018.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market takes place in the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)
>
> The Company does not have any investments during the current reporting period ending December 31, 2019.

Note 1: ASC 606 REVENUE RECOGNITION

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Note 2: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019 the Company had net capital of $333,701, which was $328,701 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $11,575 to net capital was 0.03 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 3: RELATED PARTY

The Company has an expense sharing agreement with its affiliate to share monthly overhead costs beginning in April, 2011 including rent, telephone, and office supplies. The total amount paid in expense sharing for the year ended December 31, 2019 was $17,700.

Note 4: NEW LEASE ACCOUNTING STANDARDS

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Centerboard Securities, LLC
Statement of Net Capital
For the year ended December 31, 2019

Schedule I

	Focus 12/31/19	Audit 12/31/19	Change
Members' equity, December 31, 2019	$ 334,895	$ 334,895	$ -
Subtract - Non allowable assets:			
Accounts receivable	-	-	-
Other assets	1,194	1,194	-
Tentative net capital	333,701	333,701	-
Haircuts	0	0	-
NET CAPITAL	333,701	333,701	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 328,701	$ 328,701	-
Aggregate indebtedness	11,575	11,575	-
Ratio of aggregate indebtedness to net capital	0.03	0.03	

There were no reported differences between the audit and Focus at December 31, 2019.

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Centerboard Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

CENTERBOARD SECURITIES, LLC

By:

____

Lee Eichen, Managing Director

____________January 15, 2020_______________

Report of Independent Registered Public Accountant on
Internal Control Structure required by SEC Rule 17a-5
December 31, 2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Centerboard Securities, LLC
Austin, Texas

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Centerboard Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Centerboard Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provisions") and (2) Centerboard Securities, LLC, stated that Centerboard Securities, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Centerboard Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Centerboard Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 15, 2020

CENTERBOARD SECURITIES, LLC

FINANCIAL STATEMENTS

AND

ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2019

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